UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13DA

Under the Securities Exchange Act of 1934 (Amendment No. 4)*

  Innovative Eyewear, Inc.      (Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

               45791D109

(CUSIP Number)

Vladimir Galkin

10900 NW 97th Street, #102

Miami, FL 33178

                                                                                (310) 880-6330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  September 20, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 45791D109	Page 2 of 7

1.Names of Reporting Persons. Vladimir Galkin (1)
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds PF (See Item 3)
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6. Citizenship or Place of Organization United States of America
7. Sole Voting Power -0-
Number of Shares Beneficially	8. Shared Voting Power 799,208 (1)
Owned by Each Reporting
9. Sole Dispositive Power
Person With:	-0-
10. Shared Dispositive Power 799,208 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 799,208 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares☐
13. Percent of Class Represented by Amount in Row (11) 50.9% (1)(2)
14. Type of Reporting Person IN

(1)The shares of Common Stock are held jointly by Vladimir Galkin and Angelica Galkin, husband and wife. Vladimir Galkin and Angelica Galkin have shared voting power and dispositive power over 799,208 shares of Common Stock.

(2)Based on 1,570,569 shares of the Issuer’s common stock outstanding as of August 12, 2024, as reported in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 12, 2024.

13D

CUSIP No. 45791D109	Page 3 of 7

1.Names of Reporting Persons. Angelica Galkin (1)
2. Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds PF (See Item 3)
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6. Citizenship or Place of Organization United States of America
7. Sole Voting Power -0-
Number of Shares Beneficially	8. Shared Voting Power 799,208 (1)
Owned by Each Reporting
9. Sole Dispositive Power
Person With:	-0-
10. Shared Dispositive Power 799,208 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 799,208 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares☐
13. Percent of Class Represented by Amount in Row (11) 50.9% (1)(2)
14. Type of Reporting Person IN

(1)The shares of Common Stock are held jointly by Vladimir Galkin and Angelica Galkin, husband and wife. Vladimir Galkin and Angelica Galkin have shared voting power and dispositive power over 799,208 shares of Common Stock.

(2)Based on 1,570,569 shares of the Issuer’s common stock outstanding as of August 12, 2024, as reported in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 12, 2024.

13D

CUSIP No.  45791D109                     Page 4 of 7

ITEM 1.Security and Issuer

This Amendment No. 4 amends the Schedule 13D filed on September 23, 2024 (the “Original Schedule 13D” and, as amended by Amendment No. 1 to Schedule 13D filed on September 23, 2024, and as amended by Amendment No.2 to Schedule 13D filed on September 23, 2024 , and as amended by Amendment No. 3 filed on September 23, 2024, as amended “the Schedule 13D”).  This statement of beneficial ownership on Schedule 13D is jointly filed by (i) Vladimir Galkin and Angelica Galkin, husband and wife (the “Galkins”), each a citizen of the United States of America; and ii) The Angelica Galkin Revocable Trust, dated April 21, 2018 (“Galkin Revocable Trust”) (collectively, the “Reporting Persons” and individually, a “Reporting Person”), with respect to the shares of the common stock, par value $0.00001 per share (the “ Common Stock”), of Innovative Eyewear, Inc., a Florida corporation (the “ Issuer”),  According to the Issuer, the address of its principal executive office is 1900 Biscayne Blvd., Suite 630, North Miami, Florida 33181.  Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13D filed on September 23, 2024.

ITEM 2.Identity And Background

(a)This Schedule 13D is being filed jointly by: (i) each of Vladimir Galkin and Angelica Galkin, husband and wife; and (ii) the Galkin Revocable Trust (Angelica Galkin is the sole trustee and beneficiary of the Galkin Trust).  On September 20, 2024, the Galkin Revocable Trust ceased to be a beneficial owner of more than 5% of the outstanding shares of Common Stock of Issuer when it transferred 799,208 shares of Common Stock (representing all of its shares of Common Stock) to a joint account held by Vladimir Galkin and Angelica Galkin.

(b)The business address of each Reporting Person is 10900 NW 97th Street, #102, Miami, FL 33178.

(c)Vladimir Galkin is a citizen of the United States of America, and is principally engaged in the business of: (i) serving as Co-Founder, Executive Chairman, and Manager of HUBX, LLC, a Florida limited liability company; and (ii) investing in securities and real estate.

Angelica Galkin is a citizen of the United States of America, and is principally engaged in the business of: (i) investments for the benefit of the beneficiary of the Galkin Revocable Trust; and (ii) investing in securities and real estate.

"The Galkin Revocable Trust is an estate planning vehicle that makes and holds investments for its beneficiary, Angelica Galkin.   Ms. Galkin serves as the sole trustee of the Galkin Revocable Trust."

(d)No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)The Galkin Revocable Trust was established in Florida; however, it has no designated place of organization.

ITEM 3.Source and Amount of Funds or Other Consideration.

The Galkins used personal funds and margin account borrowings made in the ordinary course of business to make the purchases of shares of Common Stock listed herein.  The positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein. A total of approximately i) $9,333,457 was paid by the Galkins to acquire 1,280,717 shares of Common Stock; and ii) $3,563,494 was received by the Galkins as payment for the sale of 481,509 shares of Common Stock reported herein. Part of the purchase price to acquire such shares of Common Stock was obtained through margin borrowing.

ITEM 5. Interest in Securities of the Issuer.

(a)As of the date hereof, each of Vladimir Galkin and Angelica Galkin may be deemed to beneficially own 799,208 shares of Common Stock, representing approximately 50.9% of the outstanding shares of Common Stock of Issuer.

(b)The foregoing beneficial ownership percentages reported in this Item 5 are based upon 1,570,569 shares of the Issuer’s Common Stock outstanding as of August 12, 2024, as reported in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 12, 2024.

(c)See Rows 7-10 of the cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of Common Stock by each of the Galkins.

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CUSIP No.  45791D109                   Page 5 of 7

(d)All the transactions involving shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference. Except as otherwise noted below, all such transactions were purchases and sales of shares of Common Stock effected in the open market, and the table includes commissions paid in per share prices.

(e)On September 20, 2024, the Galin Revocaable Trust transferred 799,208 shares of Common Stock of Issuer (representing all of its shares of Common Stock) to a joint account held by Vladimir Galkin and Angelica Galkin. Accordingly, the Galkin Revocable Trust ceased to be the beneficial owner of more than five percent of the Common Stock of Issuer.

(f)No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Persons.

ITEM 7. Material to Be Filed as Exhibits.

1.Exhibit A - Joint Filing Agreement of the Reporting Persons.

13D

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 24, 2024	By:	/s/ Vladimir Galkin
Vladimir Galkin

Date: September 24, 2024	By:	/s/ Angelica Galkin
Angelica Galkin

ANGELICA GALKIN REVOCABLE TRUST

Date: September 24, 2024			/s/ Angelica Galkin
		By:	Angelica Galkin
		Title:	Trustee

13D

   CUSIP No.  45791D109                 Page 7 of 7

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Stock of the Issuer which were effectuated by Reporting Persons during the past sixty (60) days. All transactions were effectuated in the open market through a broker.

Name of Reporting Person	Date of Transactions	Type of Transactions	Number of Securities	Price Per Share(1)
Galkin Revocable Trust(2)	09/16/24	Purchase	438,408	$ 5.68
Galkin Revocable Trust(2)	09/16/24	Sale	(106,661)	$ 6.19
Galkin Revocable Trust(2)	09/17/24	Purchase	346,736	$ 7.12
Galkin Revocable Trust(2)	09/17/24	Sale	(258,483)	$ 7.27
Galkin Revocable Trust(2)	09/18/24	Purchase	128,130	$ 7.82
Galkin Revocable Trust(2)	09/18/24	Sale	(60,000)	$ 8.17
Galkin Revocable Trust(2)	09/19/24	Purchase	297,443	$ 8.91
Galkin Revocable Trust(2)	09/19/24	Sale	(42,328)	$ 9.07
Vladimir and Angelica Galkin	09/20/24	Purchase	70,000	$ 10.31
Vladimir and Angelica Galkin	09/20/24	Sale	(14,037)	$ 10.61

(1) The prices reported are volume weighted-average prices and include commissions paid in per share prices. These shares of Common Stock were purchased in multiple transactions. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the SEC staff, upon request, all information regarding the number of shares purchased at each price within the ranges set forth in this Footnote 1.

(2) On September 20, 2024, the Galkin Revocable Trust transferred 799,208 shares of Common Stock to a joint account held by Vladimir Galkin and Angelica Galkin.

13D

Exhibit A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13D to which this Agreement is attached as Exhibit A, with respect to the beneficial ownership of the undersigned shares of common stock of Innovative Eyewear, Inc, is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: September 24, 2024	By:	/s/ Vladimir Galkin
Vladimir Galkin

Date: September 24, 2024	By:	/s/ Angelica Galkin
Angelica Galkin

ANGELICA GALKIN REVOCABLE TRUST

Date: September 24, 2024			/s/ Angelica Galkin
		By:	Angelica Galkin
		Title:	Trustee